FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: January 29, 2016

Information furnished on this form:

EXHIBITS

Exhibit
Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2015

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2015

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2015

(1) Consolidated results of operations

(% of change from previous period)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine Months ended December 31, 2015	1,093,030	(0.8)	66,020	(26.8)	97,390	(15.1)	59,504	(19.6)
Nine Months ended December 31, 2014	1,101,692	2.8	90,222	0.6	114,667	3.9	73,971	6.6

(Note)  Comprehensive income:

159,836 million yen for the nine months ended December 31, 2015, (43.8)% of change from previous period

284,368 million yen for the nine months ended December 31, 2014, (13.1)% of change from previous period

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
	Yen	Yen
Nine Months ended December 31, 2015	162.20	162.20
Nine Months ended December 31, 2014	201.63	201.63

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
December 31, 2015	3,178,037	2,424,855	2,331,235	73.4
March 31, 2015	3,021,184	2,303,623	2,215,319	73.3

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2015	—	40.00	—	60.00	100.00
Year ending March 31, 2016	—	50.00	—	50.00	100.00

3. Consolidated Financial Forecasts for the Year Ending March 31, 2016

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2016	1,480,000	(3.0)	85,000	(9.0)	135,000	10.8	90,000	(22.3)	245.33

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the nine months ended December 31, 2015.

(Notes)

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2015: None

(2) Adoption of concise quarterly accounting method or procedure: None

(3) Changes in accounting policies:

(i)        Changes due to adoption of new accounting standards: Yes

(ii)     Changes due to other than adoption of new accounting standards: Yes

For detailed information, please refer to the accompanying “3. OTHER INFORMATION” on page 15.

(4) Number of shares (common stock):

(i)   Number of shares issued:

377,618,580 shares at December 31, 2015	377,618,580 shares at March 31, 2015

(ii)  Number of treasury stock:

10,760,387 shares at December 31, 2015	10,757,224 shares at March 31, 2015

(iii) Average number of shares outstanding:

366,859,651 shares for the nine months ended December 31, 2015	366,864,937 shares for the nine months ended December 31, 2014

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Nine Months Ended December 31, 2015

Economic Situation and Business Environment

During the nine months ended December 31, 2015 (“the nine months”), the Japanese economy showed a moderate recovery trend due to an improvement in corporate earnings and an increase in private capital investment. Overseas, the U.S. economy expanded primarily on the back of an increase in personal consumption, while in contrast growth in the Chinese economy weakened and the European economy stagnated.

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera Group” or “Kyocera”), the automotive market expanded, mainly in the United States and China. Demand for smartphones also grew steadily in the digital consumer equipment market.

Consolidated Financial Results

Sales of components for smartphones, industrial equipment and automotive-related markets increased steadily. However, a decline in sales in the Telecommunications Equipment Group and the Applied Ceramic Products Group, which includes the solar energy business, resulted in consolidated net sales for the nine months of ¥1,093,030 million, down ¥8,662 million, or 0.8%, compared with the nine months ended December 31, 2014 (“the previous nine months”).

Profit declined due primarily to the recording of charges of approximately ¥23 billion, including an impairment of goodwill in the Electronic Device Group and lower profit in the Information Equipment Group due primarily to the impact of foreign exchange fluctuations. As a result, the nine months profit from operations decreased by ¥24,202 million, or 26.8%, to ¥66,020 million, income before income taxes decreased by ¥17,277 million, or 15.1%, to ¥97,390 million and net income attributable to shareholders of Kyocera Corporation decreased by ¥14,467 million, or 19.6%, to ¥59,504 million, compared with the previous nine months.

Average foreign currency exchange rates for the nine months were ¥122 to the U.S. dollar, marking depreciation of ¥15 (approximately 14%), and ¥134 to the Euro, marking appreciation of ¥6 (approximately 4%) in comparison with the previous nine months.

	Nine months ended December 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,101,692	100.0	¥1,093,030	100.0	¥(8,662)	(0.8)
Profit from operations	90,222	8.2	66,020	6.0	(24,202)	(26.8)
Income before income taxes	114,667	10.4	97,390	8.9	(17,277)	(15.1)
Net income attributable to shareholders of Kyocera Corporation	73,971	6.7	59,504	5.4	(14,467)	(19.6)
Average US$ exchange rate	107	—	122	—	—	—
Average Euro exchange rate	140	—	134	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased compared with the previous nine months due primarily to growth in sales of components for industrial machinery such as semiconductor processing equipment and in sales of automotive components such as camera modules.

2) Semiconductor Parts Group

Sales in this reporting segment increased compared with the previous nine months due to an increase in sales of packages and substrates for the communications market, particularly for smartphones, and of packages for LEDs for automotive-related markets. Operating profit, however, decreased due mainly to the impact of a decline in product prices.

3) Applied Ceramic Products Group

Sales in this reporting segment decreased compared with the previous nine months due to a decline in sales in the solar energy business in Japan, which more than offset growth in sales in the cutting tool business, primarily for automotive-related markets. Operating profit, however, increased compared with the previous nine months due mainly to efforts to reduce costs in the solar energy business.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous nine months due primarily to growth in sales of capacitors for smartphones and printing devices for industrial equipment as well as to the contribution of sales from Nihon Inter Electronics Corporation, which joined the Kyocera Group in September 2015. Operating profit, however, decreased due mainly to the recording of charges, including an impairment of goodwill.

5) Telecommunications Equipment Group

Sales of mobile phone handsets with exceptional damage and water resistance grew steadily. However, sales and operating profit in this reporting segment decreased compared with the previous nine months due to a decline in sales of PHS-related products and low-end handsets and to decreased number of new model introductions.

6) Information Equipment Group

Sales in this reporting segment increased compared with the previous nine months due to growth in sales volume of equipment as result of active efforts to expand sales. On the other hand, operating profit decreased compared with the previous nine months due to increased raw material costs reflecting the impact of foreign currency exchange rate fluctuations.

7) Others

Sales in this reporting segment remained on par with the previous nine months. On the other hand, operating profit increased compared with the previous nine months due mainly to gains on a sale of assets.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥66,128	6.0	¥70,342	6.4	¥4,214	6.4
Semiconductor Parts Group	159,561	14.5	165,032	15.1	5,471	3.4
Applied Ceramic Products Group	189,333	17.2	177,763	16.3	(11,570)	(6.1)
Electronic Device Group	213,050	19.3	219,780	20.1	6,730	3.2
Total Components Business	628,072	57.0	632,917	57.9	4,845	0.8
Telecommunications Equipment Group	146,346	13.3	124,178	11.4	(22,168)	(15.1)
Information Equipment Group	241,744	21.9	245,375	22.4	3,631	1.5
Total Equipment Business	388,090	35.2	369,553	33.8	(18,537)	(4.8)
Others	123,176	11.2	122,608	11.2	(568)	(0.5)
Adjustments and eliminations	(37,646)	(3.4)	(32,048)	(2.9)	5,598	—
Net sales	¥1,101,692	100.0	¥1,093,030	100.0	¥(8,662)	(0.8)

Operating Profit (Loss) by Reporting Segment

	Nine months ended December 31,				Increase
	2014		2015		(Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,167	16.9	¥11,860	16.9	¥693	6.2
Semiconductor Parts Group	24,617	15.4	24,114	14.6	(503)	(2.0)
Applied Ceramic Products Group	9,570	5.1	12,498	7.0	2,928	30.6
Electronic Device Group	28,281	13.3	3,784	1.7	(24,497)	(86.6)
Total Components Business	73,635	11.7	52,256	8.3	(21,379)	(29.0)
Telecommunications Equipment Group	(3,223)	—	(3,945)	—	(722)	—
Information Equipment Group	25,432	10.5	17,484	7.1	(7,948)	(31.3)
Total Equipment Business	22,209	5.7	13,539	3.7	(8,670)	(39.0)
Others	4,095	3.3	11,334	9.2	7,239	176.8
Operating profit	99,939	9.1	77,129	7.1	(22,810)	(22.8)
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	15,233	—	20,250	—	5,017	32.9
Adjustments and eliminations	(505)	—	11	—	516	—
Income before income taxes	¥114,667	10.4	¥97,390	8.9	¥(17,277)	(15.1)

* % to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan decreased compared with the previous nine months due mainly to a decline in sales in the solar energy business.

2) Asia

Sales in Asia increased compared with the previous nine months due primarily to an increase in sales of components business such as the Semiconductor Parts Group and the Electronic Device Group and to the effect of the yen’s depreciation.

3) United States of America

Sales in the United States of America increased compared with the previous nine months due to an increase in sales in the solar energy business and the Information Equipment Group as well as to the effect of the yen’s depreciation against the U.S. dollar.

4) Europe

Sales in Europe decreased compared with the previous nine months due to a decline in sales in the Information Equipment Group and to the effect of the yen’s appreciation against the Euro.

5) Others

Sales in Others decreased compared with the previous nine months due mainly to a decrease in sales in the solar energy business and the Information Equipment Group.

	Nine months ended December 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥447,300	40.6	¥432,440	39.6	¥(14,860)	(3.3)
Asia	224,090	20.3	237,453	21.7	13,363	6.0
United States of America	182,466	16.6	191,704	17.5	9,238	5.1
Europe	195,994	17.8	185,550	17.0	(10,444)	(5.3)
Others	51,842	4.7	45,883	4.2	(5,959)	(11.5)
Net sales	¥1,101,692	100.0	¥1,093,030	100.0	¥(8,662)	(0.8)

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2015 increased by ¥102 million to ¥351,465 million from ¥351,363 million at March 31, 2015.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months increased by ¥45,299 million to ¥115,694 million from ¥70,395 million for the previous nine months. Although net income decreased, cash flow adjustments related to inventories and notes and accounts payable exceeded cash flow adjustment related to other current liabilities including accrued expenses, which caused the increase in net cash provided by operating activities.

2) Cash flows from investing activities

Net cash used in investing activities for the nine months decreased by ¥7,307 million to ¥65,763 million from ¥73,070 million for the previous nine months. This was due mainly to a decrease in purchase of securities which was partly offset by a decrease in maturities of securities and an increase in acquisition of time deposits.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months increased by ¥10,865 million to ¥47,644 million from ¥36,779 million for the previous nine months. This was due mainly to an increase in dividends paid.

	Nine months ended December 31,
	2014	2015
	(Yen in millions)
Cash flows from operating activities	¥70,395	¥115,694
Cash flows from investing activities	(73,070)	(65,763)
Cash flows from financing activities	(36,779)	(47,644)
Effect of exchange rate changes on cash and cash equivalents	23,204	(2,185)
Net increased (decreased) in cash and cash equivalents	(16,250)	102
Cash and cash equivalents at beginning of period	335,174	351,363
Cash and cash equivalents at end of period	¥318,924	¥351,465

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2016

During the three months ending March 31, 2016 (“the fourth quarter”), sales of components for semiconductor processing equipment and automobiles are expected to increase steadily. Business environment in the fourth quarter, however, is expected to be tougher than forecast in October 2015 affected by the slow-down of the Chinese economy and the effect of production adjustment for smartphones.

Taking this situation into consideration, Kyocera has revised its full-year forecast for the year ending March 31, 2016 as set forth below.  In addition, forecasts for reporting segments have also been revised as set forth on the following page.

Kyocera aims to achieve the results set forth in its full-year financial forecasts by securing orders in the information and communication, industrial machinery, automotive-related and environment and energy markets, and by comprehensively reducing costs through leveraging of the collective capabilities of the Kyocera Group.

	Results for		Forecasts for the year ending March 31, 2016 announced on				Increase
	the year ended March 31, 2015		October 29, 2015 (Previous)		January 29, 2016 (Revised)		(Decrease) to Results
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,526,536	100.0	¥1,530,000	100.0	¥1,480,000	100.0	(3.0)
Profit from operations	93,428	6.1	110,000	7.2	85,000	5.7	(9.0)
Income before income taxes	121,862	8.0	140,000	9.2	135,000	9.1	10.8
Net income attributable to shareholders of Kyocera Corporation	115,875	7.6	85,000	5.6	90,000	6.1	(22.3)
Average US$ exchange rate	110	—	120	—	121	—	—
Average Euro exchange rate	139	—	133	—	133	—	—

Net Sales by Reporting Segment

	Results for		Forecasts for the year ending March 31, 2016 announced on				Increase
	the year ended March 31, 2015		October 29, 2015 (Previous)		January 29, 2016 (Revised)		(Decrease) to Results
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥90,694	5.9	¥95,000	6.2	¥96,000	6.5	5.9
Semiconductor Parts Group	217,879	14.3	222,500	14.6	212,000	14.3	(2.7)
Applied Ceramic Products Group	277,629	18.2	252,500	16.5	251,000	17.0	(9.6)
Electronic Device Group	284,145	18.6	297,000	19.4	290,000	19.6	2.1
Total Components Business	870,347	57.0	867,000	56.7	849,000	57.4	(2.5)
Telecommunications Equipment Group	204,290	13.4	188,000	12.3	170,000	11.5	(16.8)
Information Equipment Group	332,596	21.8	345,000	22.5	340,000	22.9	2.2
Total Equipment Business	536,886	35.2	533,000	34.8	510,000	34.4	(5.0)
Others	172,925	11.3	175,000	11.4	166,000	11.2	(4.0)
Adjustments and eliminations	(53,622)	(3.5)	(45,000)	(2.9)	(45,000)	(3.0)	—
Net sales	¥1,526,536	100.0	¥1,530,000	100.0	¥1,480,000	100.0	(3.0)

Operating Profit (Loss) by Reporting Segment

	Results for		Forecasts for the year ending March 31, 2016 announced on				Increase
	the year ended March 31, 2015		October 29, 2015 (Previous)		January 29, 2016 (Revised)		(Decrease) to Results
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥16,134	17.8	¥16,200	17.1	¥16,000	16.7	(0.8)
Semiconductor Parts Group	33,971	15.6	32,000	14.4	27,000	12.7	(20.5)
Applied Ceramic Products Group	3,159	1.1	20,000	7.9	18,000	7.2	469.8
Electronic Device Group	34,372	12.1	15,000	5.1	11,800	4.1	(65.7)
Total Components Business	87,636	10.1	83,200	9.6	72,800	8.6	(16.9)
Telecommunications Equipment Group	(20,212)	—	(2,000)	—	(7,800)	—	—
Information Equipment Group	34,569	10.4	29,000	8.4	23,000	6.8	(33.5)
Total Equipment Business	14,357	2.7	27,000	5.1	15,200	3.0	5.9
Others	6,848	4.0	13,000	7.4	10,000	6.0	46.0
Operating profit	108,841	7.1	123,200	8.1	98,000	6.6	(10.0)
Corporate and others	13,021	—	16,800	—	37,000	—	184.2
Income before income taxes	¥121,862	8.0	¥140,000	9.2	¥135,000	9.1	10.8

* % to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2015		December 31, 2015		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥351,363		¥351,465		¥102
Short-term investments in debt and equity securities	95,237		106,756		11,519
Other short-term investments	184,358		174,012		(10,346)
Trade notes receivables	19,130		22,412		3,282
Trade accounts receivables	299,412		276,252		(23,160)
Less allowances for doubtful accounts and sales returns	(5,378)		(5,583)		(205)
Inventories	354,499		366,728		12,229
Other current assets	158,926		135,612		(23,314)
Total current assets	1,457,547	48.2	1,427,654	44.9	(29,893)
Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,051,638		1,203,550		151,912
Other long-term investments	20,402		24,247		3,845
Total investments and advances	1,072,040	35.5	1,227,797	38.7	155,757
Property, plant and equipment:
Land	59,590		61,094		1,504
Buildings	350,354		351,161		807
Machinery and equipment	846,391		855,297		8,906
Construction in progress	11,015		13,848		2,833
Less accumulated depreciation	(1,005,859)		(1,013,702)		(7,843)
Total property, plant and equipment	261,491	8.6	267,698	8.4	6,207
Goodwill	102,167	3.4	107,732	3.4	5,565
Intangible assets	56,615	1.9	58,198	1.8	1,583
Other assets	71,324	2.4	88,958	2.8	17,634
Total non-current assets	1,563,637	51.8	1,750,383	55.1	186,746
Total assets	¥3,021,184	100.0	¥3,178,037	100.0	¥156,853

	March 31, 2015		December 31, 2015		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,129		¥5,921		¥1,792
Current portion of long-term debt	9,441		10,055		614
Trade notes and accounts payable	119,654		121,276		1,622
Other notes and accounts payable	59,613		83,255		23,642
Accrued payroll and bonus	59,454		50,336		(9,118)
Accrued income taxes	17,316		14,662		(2,654)
Other accrued liabilities	53,305		40,505		(12,800)
Other current liabilities	33,339		35,599		2,260
Total current liabilities	356,251	11.8	361,609	11.4	5,358
Non-current liabilities:
Long-term debt	17,881		18,756		875
Accrued pension and severance liabilities	34,764		33,808		(956)
Deferred income taxes	292,454		320,264		27,810
Other non-current liabilities	16,211		18,745		2,534
Total non-current liabilities	361,310	12.0	391,573	12.3	30,263
Total liabilities	717,561	23.8	753,182	23.7	35,621
Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,695		162,827		132
Retained earnings	1,502,310		1,521,459		19,149
Accumulated other comprehensive income	469,673		566,328		96,655
Common stock in treasury, at cost	(35,062)		(35,082)		(20)
Total Kyocera Corporation shareholders’ equity	2,215,319	73.3	2,331,235	73.4	115,916
Noncontrolling interests	88,304	2.9	93,620	2.9	5,316
Total equity	2,303,623	76.2	2,424,855	76.3	121,232
Total liabilities and equity	¥3,021,184	100.0	¥3,178,037	100.0	¥156,853

Note: Accumulated other comprehensive income is as follows:

	March 31, 2015	December 31, 2015	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥467,841	¥570,414	¥102,573
Net unrealized losses on derivative financial instruments	(372)	(447)	(75)
Pension adjustments	(28,452)	(29,446)	(994)
Foreign currency translation adjustments	30,656	25,807	(4,849)
Total	¥469,673	¥566,328	¥96,655

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Nine months ended December 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,101,692	100.0	¥1,093,030	100.0	¥(8,662)	(0.8)
Cost of sales	809,547	73.5	803,743	73.5	(5,804)	(0.7)
Gross profit	292,145	26.5	289,287	26.5	(2,858)	(1.0)
Selling, general and administrative expenses	201,923	18.3	209,124	19.2	7,201	3.6
Losses on impairment of goodwill	—	—	14,143	1.3	14,143	—
Profit from operations	90,222	8.2	66,020	6.0	(24,202)	(26.8)
Other income (expenses) :
Interest and dividend income	21,653	2.0	27,260	2.5	5,607	25.9
Interest expense	(1,303)	(0.1)	(1,098)	(0.1)	205	—
Foreign currency transaction gains, net	2,607	0.2	3,343	0.3	736	28.2
Other, net	1,488	0.1	1,865	0.2	377	25.3
Total other income (expenses)	24,445	2.2	31,370	2.9	6,925	28.3
Income before income taxes	114,667	10.4	97,390	8.9	(17,277)	(15.1)
Income taxes	35,542	3.2	34,362	3.1	(1,180)	(3.3)
Net income	79,125	7.2	63,028	5.8	(16,097)	(20.3)
Net income attributable to noncontrolling interests	(5,154)	(0.5)	(3,524)	(0.4)	1,630	—
Net income attributable to shareholders of Kyocera Corporation	¥73,971	6.7	¥59,504	5.4	¥(14,467)	(19.6)
Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥201.63		¥162.20
Diluted	201.63		162.20
Average number of shares of common stock outstanding:
Basic	366,865		366,860
Diluted	366,865		366,860

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31,		Increase
	2014	2015	(Decrease)
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥79,125	¥63,028	¥(16,097)
Other comprehensive income (loss) — net of taxes
Net unrealized gains on securities	132,563	102,450	(30,113)
Net unrealized losses on derivative financial instruments	(281)	(86)	195
Pension adjustments	(1,114)	(1,007)	107
Foreign currency translation adjustments	74,075	(4,549)	(78,624)
Total other comprehensive income (loss)	205,243	96,808	(108,435)
Comprehensive income	284,368	159,836	(124,532)
Comprehensive income attributable to noncontrolling interests	(15,125)	(3,677)	11,448
Comprehensive income attributable to shareholders of Kyocera Corporation	¥269,243	¥156,159	¥(113,084)

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.

3. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This accounting standard requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. On December 31, 2015, Kyocera early adopted this accounting standard. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” To simplify the presentation of deferred income taxes, this accounting standard changes require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. On December 31, 2015, Kyocera early adopted this accounting standard. For the adoption of this accounting standard, Kyocera did not adjust prior period’s financial statement retrospectively.